UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number:

PRESIDENTS TELECOM, INC.

  (Name of smll business issuer in its charter)

		   NEVADA			  		           94-3342064
(States of other jurisdiction of incorporation or organization)

   (I.R.S. Employer Identification No.)

460-1301 Dove Street, Newport Beach, CA        				 92660
 	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (604) 469-6957

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		To be so registered					 each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:

                               Common stock, par value $.001 per share
 (Title of class)


 (Title of class)




At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates was $880,000.00 and the aggregate market value held by non-affiliates on October 31, 1999 was $2,200,000.00.


(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Issuer had 10,000,000.00 $.0001 par
value shares outstanding on December 31, 1998, and 21,000,000
$.0001 par value shares on October 31, 1999.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-SB
 (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annua
l report to security
 holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule
 424 (b) or (c) under the Securities Act of 1933: None

PRESEDENTS TELECOM, INC.

FORM 10 - SB

TABLE OF CONTENTS

PART I


ITEM	1.	Description of Business	. . . . . . . . . . .

ITEM	2.	Management's Discussion and Analysis or Plan of Operation . . . . . . .

ITEM	3.	Description of Property . . . . . . . . . . .

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management  . .

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons . . . .

ITEM	6.	Executive Compensation  . . . . . . . . . . . . . . . . . .

ITEM	7.	Certain Relationships and Related Transactions  . . . . . . .

ITEM	8.	Description of Securities. . . . . . . . . . . . . . . . . . . . .

PART II

ITEM	1.	Market Price of and Dividends on Registrant's Common Equity and
			Other Shareholder Matters . . . . . . . . . . . . . . . .

ITEM	2.	Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . .

ITEM	3.	Changes in and Disagreements with Accountants . . . . . . . . . . . .

ITEM	4.	Recent Sales of Unregistered Securities  . . . . . . . . . . . . . .

ITEM	5.	Indemnification of Directors and Officers  . . . . . . . . . . . . .

PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .

PART III

ITEM	1.	Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . .

ITEM	2.	Description of Exhibits . . . . . . . . . . . . . . . . . . . . .

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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PRESIDENTS TELECOM, INC.

FORM 10 - SB

PART I

ITEM	1.	Description of Business

The "Company" was incorporated, May 4, 1987, under the laws of the State of Nevada, as Energy Realty Corporation. On July 31, 1993 the Company's
 name changed to Balcor International and on December 18, 1998 the name was again changed to Dimension House, Inc. As of December 31, 1998 the Company had no operation and in accordance with SFAS #17 was considered a development Stage Company. As of December 31, 1998 the Company was authorized 100,000,000 shares $.0001 par value of which 10,000,000 shares were outstanding.

On September 28, 1999 a Letter of Intent was entered into for the Company to acquire Global E-COMM, S.A., a Costa Rican telecommunication start-up corporation in exchange for common stock. On October 15, 1999 the shareholders approved a purchase agreement dated October 2, 1999 whereby the Company acquired all of the outstanding common stock of Global E-COMM, S.A. from
E-Vegas.COM, Inc., a Nevada corporation for 10,000,000 shares of $.0001 par value common stock. Shortly thereafter, the Company sold 1,000,000 shares of common stock to a private party for $150,000.00 in cash bringing the total shares outstanding to 21,000,000.

On October 28, 1999 the Company changed its name to Presidents Telecom, Inc.

The Company, through its wholly owned subsidiary Global E-COMM, S.A.
, has a contract with World Com allowing Global E-COMM, S.A., to establish satellite communications world wide to Costa Rican companies. Services such as 800 numbers, Internet access, PBX service, fax communications and call centers are offered. Global E-COMM, S.A., owns and operates its satellite station in Costa Rica, along with servers and computers. The Company is presently installing fiber optic lines in one commercial building in, the
Escobar Building, Pasa Colon, San Jose, Costa Rica and will be installing into an additional building on the same site in 2000.

Global E-COMM, S.A., has a forty five percent venture interest in Allied Telecom, S.A., which is presently installing a complete fiber optic t elecommunications system in Mercedes Building located at Paseo Colon.
 Torre Mercedes is a 12,000 square meter, 13 floor building.

Products

	The Company offers satellite links, satellite equipment, 800 phone lines, basic phone lines and Internet broadband capabilities as a fixed fee and $.40
 a
 minute time and charges.

Availability of Materials and Supplies

	The materials and equipment for the business, for satellite and satellite equipment - Satellite Global Network, phone equipment-local supplies;
Servers - Dell Computer and Satellite service - WorldCom.

	The suppliers are all U.S. or Costa Rican companies and base products are readily available.

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Marketing

	Sales are accomplished by personal contact with building owners and developers and architects. Allied Telecom customers are referred by existing users.

Competition

	In San Juan, Costa Rica there are presently no competitors for the Companies services.

Employees

  	The Company at present has minimal staff of five employees but will hire additional employees in each building for billing and administration.

Facilities

The issuers maintains a statutory at 1905 South Eastern, Las Vegas,
NV 84114, a US corporation office at 460-1301 Dove Street,
Newport Beach, CA 92660, and a Costa Rican office at Suite 1000
Paseo Colon, contigua Sala Garbe, Mameseta Building, San Jose, Costa Rica.

Legal

	The Company is not a part of any material pending legal proceedings a nd no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview

	The predecessor company, Energy Realty Corp., Balcor International, and Dimension House, Inc., were largely dormant until the transaction acquisition of
 Global E-COMM, S.A., in early October of 1999.  Since that time the Company has acquired the net assets of Global E-COMM, S.A., totaling $696,799 and raised
$150,000.00 through the sale of stock. The existing liquidity and maintenance/service revenues will be sufficient to operate through the fiscal year end of December 31, 1999; however, additional outside capital funding of approximately $500,000 is anticipated. The Company is investigating the possibility of interim financing, either debt or equity, or a combination thereof to, provide expansion and market
research.   Although, management has not made any firm arrangement or
definitive
 agreements, it would consider private funding or the placement of securities and/or a public offering. Since the Company is considered a development stage, concerns with minimal existing revenues were it to experience substantial development in
putting its revenues sources in stream and is unable to secure public financing from
the sale of securities or from private lenders, the Company would  have to secure s
ome type of sale-leaseback financing on equipment to be used in contracted building installations.

Net Operating Loss

	Net operating losses of $13,600.00 are due to the costs of the business-consolidation state and federal filings, name change and accounting. The Company has no usable tax losses that are carried forward.


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Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of
Financial Accounting Standards No. 129 "Disclosures of Information about an Entity's
 Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles
Board
 Opinion No. 15, "Earnings Per Share."  SFAS No. 128 provides for the calculation
 of "Basic" and "Dilutive" earnings per share.  Basic earnings per share includes no
 dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period.
Diluted
 earnings per share reflect the potential dilution of securities that could share in the
earnings of an entity, similar to fully diluted earnings per share.  SFAS no.
129
establishes standards for disclosing information about an entity's capital structure.
 SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

	The Financial Accounting Standards Board has also issued SFAS No.
 131, No. 130, "Reporting Comprehensive Income" and SFAS no. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishe s standards for reporting and display of comprehensive income, its component and accumulated balances. Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments.
Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 "Financial
Reporting for Segments of a Business Enterprise." SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer.  SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

	In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially
 from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following:
the ability of the Company to meet its cash and working capital needs, the ability
of the Company to successfully market its product, and other risks detailed in the
Company's periodic report filings with the Securities and Exchange Commission.
-5-
Quarterly Trends.
	The Company expects moderate revenue in the fourth quarters. Significant revenue growth will be experienced in the 1st and 2nd quarters of 1999 when revenue begins on the building presently being installed.

Liquidity and Capital Resources

	Since October 15,1999 the Company has funded its cash requirements through equity transactions. The telecommunication equipment used by Global E-COMM, S.A., is paid for thus carry no immediate liquid problems.

Year 2000 Compliance

	The Company is reviewing its computer systems and operations, as well as the components for its systems, to determine the extent to which the business will be vulnerable to potential errors and failures as a result if the "Year 2000" problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather t han four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses only two digits to represent the year, could recognize a date using "00" as the year "1900", rather than the year "2000". This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, and provide
 services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations, and financial conditions.
  The Company's software and hardware components in its systems are Y2K compliant, and the Company is taking steps to make sure its developed s ystems are Y2K compliant and the system components are Y2K compliant.

	The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company does not anticipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

	The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.

	Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Company's operation.










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Results of Operations

	A summary of our audited balance sheets for the years ended December 31, 1997, and 1998, and the interim statements for October 31, 999, are as follows:

            	Ended					Years ended
                       December 31,          		Interim Period
                   						1997			1998	          October 31, 1999
	Cash/Cash Equivalents			$   0			  0	          $ 149,896
	Current Assets			     	     0		 	 0	          	361,126

	Total Assets	       		 	$   0     0          $  738,809

	Current Liabilities		 	$   0   $1,450	       $   42,010
	Total Liabilities			       0    1,450         	  42,010

	Total Stockholder
 Equity              	 	$   0	    $ 	0          $ 696,799
	Total Liabilities &
Stockholders Equity	$   0		      <1,450>	         738,809




Summary Revenue Statement
	The following summarizes the results of the Company's operations for the years ended
December 31,1997, and 1998, and 1999, for the interim period ended October
 31, 1999.
CONSOLIDATED STATEMENTS OF OPERATIONS
									                                    	Cumulative from
										                                       	from
				      ten Month Ended   	Years Ended	     January 26, 1989
		         		 October 31,         December 31,       (Inception) to
				          1999    1998	      1997	    1998	      October 31, 1999
		      	     (Unaudited)

REVENUE:
Sales and
 Other Income		$	0   	$0	       	0      		$   0           0
Cost of Goods Sold

GROSS PROFIT ON SALES

OPERATING
 EXPENSES:  	13,60	  	1,450	  	1,450	         0            16,050


	Total expenses

NET LOSS			<13,600>  <1,450>   <1,450>      0              <16,050>

LOSS PER SHARE:
Basic
Diluted



-7-
Plan of Operation


The Company now has its first international satellite installed and operational along with phone lines and servers a nd is commercially selling and installing its telecommunications lines and equipment in the Mercedes and Escobar building in Costa Rica. The Company's preparing a Private Placement
Memorandum to raise $500,000.00 for sale in November or December of 1999. The proceeds from this sale, if successful, will be sufficient to furnish with capital needed.

The basic operation on the La Maseta building is billing in excess of $15,000.00 per month and has a total potential of $30,000.00 per month. When each contracted building comes on line the fees charges project in excess of $30,000.00 per month plus $.40 a minutes use charges.

ITEM	3.	Description of Property

	The corporation leases its main operation facility and satellite location of 3,500 square feet plus the roof of the La Mesata Building on Sala Gorbo in San Jose, Costa Rico.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of June 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

      Name and 			Position		Title of 		Amount of 	Percentage
      Address						Class		Shares
      Alexander Anderson	  	President		Common	400,000	   	2%
      16-1 Aspenwood Drive.
      Port Moody, BC V3H4X8

     Robert Hogarth		Vice President		Common	400,000	     	2%
     125 South Ridge Road
     Ile Bizard, Quebec H9E1B3

(1) Antal Markus		Secretary		Common	400,000		2%
     200 Merlin Court
     Kelowna, BC V1V1N2

     Management as a Group						1,200,800	6%

    E-Vegas.COM, Inc.					Common	10,000,000	47%
    1128-789 West Pender St.
    Vancouver, BC V6C1H2

    Michael Laidlaw					Common	1,000,000	5%
    55 Fallon Way
    Isle of Dog
    London, UK E14GUP

(1) Antal Markus the secretary and a director of the Company is also an officer and director of E-Vegas.COM, Inc., and the beneficial owner of 10,000,000 shares of the issuer.
-8-

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

Alexander Anderson		President/Director
16-1 Aspenwood Dr.
Port Moody, BC V3H4X8

Robert Hogarth			Vice President/Director
125 South Ridge Dr.
Ile Bizard, Quebec H9E1B3

Antal Markus			Secretary/Director
200 Merlin Court
Kelowia, BC V1V1N2, IN 47904

Alexander Anderson, President/Director
Mr. Anderson has been an officer and director since September 5, 1998. Mr. Anderson is a veteran of 30 years in the Financial Service
Industry.  He had held senior positions in all aspects  of Banking and has specialized in serving the investment industry for the last 5 years. He has managed both retail and commercial branch operations and more recently has operated as an officer and director of a publicly traded telecommunications company specializing in providing fiber optic services to Asia.

Robert Hogarth, Vice President/Director
Mr. Hogarth has spent 30 years in the golf business where he developed his expertise in marketing and management. For the past 7 years he has been the Director of Golf at one of the most prestigious gold clubs in North America. He is currently located in Montreal and was a founding director of a publicly traded telecommunications company operating in Asia.

Antal Markus, Secretary, Director
Mr. Markus has been engaged in the promotion and development of a number of public companies that have traded in the United States and Canada. Prior to being engaged by the issuer Mr. Markus was the president of Fundamental Financial Corporation, a Nevada public
Company and the president of its predecessor Merlin
Resources of Canada.

ITEM	6.	Executive Compensation

	The three officers and directors are not presently receiving a ny direct compensation, however, the Board of Directors has authorized a 3,000,000 share employee stock option plan, excercisable at $.50 a share.





-9-
ITEM	7.	Certain Relationships and Related Transactions

	On October 2, 1999, the issuer acquired 100% of the equity interest of Global E-COM, S.A., a Costa Rican corporation, engaged in the telecommunications business from E-Vegas.COM, Inc., a Nevada publicly traded company in exchange for 10,000,000 shares of $.0001 par value common stock, Mr. Antal Markus, a recently director and an officer of the Company and is a 5% shareholder of that company. E-Vegas.COM, Inc., is the owner of 47% of the issuer and is an affiliate and control shareholder.

	The President of Global E-COM, S.A., Erwin Liem, is also an officer and director of E-Vegas.COM, Inc., and a 5% shareholder of that company.

	Mr. Michael Laidlaw, an English investor, purchased 1,000,000 shares of the issuer for $150,000.00 in cash on October 16, 1999 and is now a 5% equity owner of the issuer.

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 100,000,000 shares of Stock, par value $.0001 par value common stock of which 10,000,000 shares were issued and outstanding as of December 31, 1998 and a total of 21,000,000 are issued and outstanding as of October 31, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (I) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights.
 All outstanding shares of Common Stock are fully paid and non-assessable.

PART II

ITEM	1.	Market Price of and Dividends on the Registrant's
 Common Equity and Other 			Shareholder Matters

The shares of Presidents Telecom, Inc., the Registrant, trade on the OTC
 Bulletin Board under the symbol "PRTE" with a Standard and Poors
Cusip # 74101P107.  The issue formerly traded on the OTC Bulletin
Board as Dimension House, Inc., symbol "DHIE".

	As of December 31, 1998 there were 59 shareholders of record and 61 shareholders of record as of October 31, 1999. The recent high and low bids from the National Quotation Bureau were:

							High		Low
				December 31, 1998	.05		.03
				March 31, 1999		.03		.06
				June 30, 1999		.05		.15
				September 30, 1999	.15		.25


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	There are five broker-dealers listed as traders of the Company stock.

			Sharp Securities			Brockington Securities
			Hill-Thompson			Herzog Securities
			Paragon Securities

	These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions

	The Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended
(the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth-certain requirements for transactions
 in penny stocks and title 15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

	The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions . Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation from the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted
from the definition by the
Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker
-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase.
  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on
the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability to shareholders to sell their shares.

Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	There are no legal suits filed on of pending against the Company that it is aware that would have a material, adverse effect on the Company.

ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.
-11-


ITEM	4.	Recent Sales of Unregistered Securities

	On October 15, 1999 the Company was authorized to issue 10,000,000 shares of common stock to E-Vegas.COM, Inc., a Nevada corporation, pursuant to a purchase agreement entered into October 2, 1999 and approved at a Special Meeting of Shareholders held October 15, 1999. Shares were issued in exchange for 100%
of the equity interests of Global E-COMM, S.A., a Costa Rican corporation.

	On or about October 17, 1999, 1,000,000 shares of the Company's authorized but unissued common stock was sold to Michael Laidlaw, an English investor for
 $150,000.00

ITEM	5.	Indemnification of Directors and Officers

The By-laws of the Company provide for indemnification of the Company's
 Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in such Act and is therefore unforceable.

Transfer Agent

	The Company has designated Alexis Stock Transfer 42450 Bob Hope Drive #225, Rancho Mirage, California 92270.

PART F / S

The Company's financial statements for the fiscal year ended December 31, 1997 and
1998 and March 31, 1999 have been examined to the extent indicated in their reports by Segman & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange
Commission and are included herein in response to Item 15 of this Form 10-SB.

PRESIDENTS TELECOM
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)

Financial Statements
October 30, 1999 and December 31, 1998


Contents

Balance Sheets

Statements of Operations

Statements of Stockholders Equity

Statements of Cash Flows

Notes to Financial Statements



PRESIDENTS TELECOM, INC.
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)
Balance Sheet

ASSETS

                     October 31    December 31
1999     1998
 CURRENT ASSETS
  Cash                $ 149,896    $   0
  Accounts and
  Notes Recievable      361,126        0

  Total Current Assets  511,022        0

 FIXED ASSETS
  Satellite             131,035        0
  Telecom Equipment      84,339        0
  Computer Equipment      3,300        0
  Furniture               9,114        0

Total Fixed Assets      227,788        0

TOTAL ASSETS          $ 738,809
The accompanying notes are an integral part of these Financial statements.


PRESIDENTS TELECOM, INC.
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)
Balance Sheet Continued

LIABILITIES AND STOCKHOLDERS EQUITY

                       October 31,       December 31,
1999            1998

CURRENT LIABILITIES
  Officer Advances      $  1,450         $ 1,450
  Loan Payable            40,560              0

  TOTAL LIABILITIES       42,010           1,450

STOCKHOLDERS EQUITY
Common stock 100,000,000
Authorized at $.0001 par
Value issued and outstanding
At October 31, 1999        2,100             125
And 10,000,000 shares
At December 31, 1998
Paid in Capital          710,749             875
Reatined Earnings (Loss)  <2,450>         <2,450>
Net Income               <13,600>         <1,450>

Total Liabilities
And Stockholders Equity $738, 708            0



The accompanying notes are an integral part of these Financial statements


PRESIDENTS TELECOM, INC.
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)
Statement of Operations

                       October 31      December 31
1998         1999

REVENUES            $    -            $    -

OPERATING EXPENSES
General, Selling
And Adminstration     13,600           1,450

NET LOSS             <13,600>         <1,450>

Basic Net Loss
Per Share              .0006          <.002>

Weighted Average Number
Of Shares Outstanding  11,100,000    1,250,000


The accompanying notes are an integral part of these Financial statements


PRESIDENTS TELECOM, INC.
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)
Statement of Stockholders Equity

                                      Deficit
                                     Accumulated
                          Additional  During the
            Common Stock   paid in    Development
           Shares  amount  capital      Stage

Balance
December
31, 1995  2,500   $ 1,000     0       $<1,000>

Net loss
Year ended
December
31, 1996  2,500     1,000     0        <1,000>

Net loss
Year ended
December
31, 1997    -        -        -            0

Balance
December
31, 1997  2,500     1,000     0        <1,000>

September   -      <1,000>   1,000        -
2, 1998
changed
from
no par
value
to $.0001

September 1,247,500  125     <125>        -
2, 1998
forward
stock split
500 to 1


Net Loss      -        -       -         <1,450>
Year ended
December
31, 1998


Balance    1,250,000  <125>   <875>      <2,450>
December
31, 1998

January    8,750,000  1,000    <875>     <2,450>
1, 1999
Forward
Stock
8 to 1

Stock     10,000,000   1,000    710,749       -
Issue
October
2, 1999

Stock     1,000,000    100      149,900       -
Issue
October
17, 1999

Net Loss
October
31, 1999     -         -            -       13,600

Balance
October
31, 1999  21,000,000  21,000    710,749    <16,050>



The accompanying notes are an integral part of these Financial statements



PRESIDENTS TELECOM, INC.
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)
Statement of Cash Flows

                                           From
          For the                        Inception on
          Ten months        for the      February 10
          Ended           years ended    1997 through
          October 31      December 31    October 31
          1999          1998      1997    1999

CASH FLOWS FROM OPERATING ACTIVITY

Net Loss  <13,600>       -          -     <13,600>

(Increase)<138,000>      -          -     <138,000>
accounts
receivable
related
party

(Increase)<34,218>      -           -      <34,218>
in
deposits

(Increase) 40,560       -           -      40,560
loan
payable

Net       <131,658>     -           -      <131,658>
Cash used
By operating
activity

CASH FLOWS FROM INVESTING ACTIVITIES

Investments<220,066>     -          -        <220,066>
Purchased

Purchase   <227,788>     -          -        <227,788>
Of
Equipment

Net Cash   <447,854>     -          -        <447,854>
Used by
Investments

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds    711,849      -          -         711,849
From
Common stock

Cash at     118,738      -          -         118,738
End of
period


The accompanying notes are an integral part of these Financial statements




PRESIDENTS TELECOM, INC.
(Formerly Dimension House, Inc.)
(Formerly Balcor International)
(Formerly Energy Realty Corp.)
(A Development Stage Company)
Notes to the Financial Statements
October 31, 1999 and December 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 4, 1987, under the laws of the State of Nevada, as Energy
Realty Corp. On July 31, 1992, the
name changed to Balcor International. On December
 18, 1998, the Company's name changed to
Dimension House, Inc. The company commenced operations in the month of October 1999, and, in accordance with SFAS #7, is still considered a development stage company.

On May 5, 1987, the company issued 2,500 shares of its no par value common stock for $ 1,000.00 for cash.

On September 2, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 2,500
common shares of no par value stock to 25,000,000
 common shares of $.0001 Tar value.
I

On September 2, 1998, the Company forward split it's common stock 500:1, thus increasing the number of outstanding common shares from 2,500 shares to 1,250,000 shares.

On December 18, 1998, the State of Nevada approved the
 Company's restated Articles of Incorporation, which increased its capitalization from 25,000,000 common shares to 100,000,000 common shares. The par value remained unchanged at $.0001.

Effective January 1, 1999 he Company forwarded split
 its common stock of a 8:1 basis bringing the outstanding shares to 10,000,000 shares.

	On October 2 the Company entered into a purchase agreement to acquire 100% of equity interest of Global
 E-COM, S.A. a Costa Rican telecommunications company from E-Vegas.COM. Inc., a Nevada corporation for 10,000,000 shares of authorized and unissed common stock.

On October 28, 1999 the corporate name was to Presidents Telecom, Inc.

NOTE 2.  SUMMARY OF SIGNIFICANT ACOUNTING PRINCIPLES

A. Accounting Method
 The Company's financial statements are prepared using the accrual method of accounting. The Company has elected December 31 year end.

B. Cash Equivalents
 The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

C. Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Basic Loss Per Common Share
  Basic loss per common share has been
calculated based on the weighted average number of shares of common stock outstanding during the period.

e. Income Taxes
No provision for federal income taxes has been made at October 31, 1999 due to the accumulated operating losses.

The Company has accumulated approximately $13,600
 of a net operating loss as of October 31, 1999 which may be used to reduce taxable income and income taxes in future years through 2014. The uses of these losses to reduce future income taxes will depend in the generation of sufficient taxalbe prior to the expiration of the net operating loss carryforwards.

In the event of certain changes in control of the Company there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same.

f. Fixed assets
  Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the assets ranging from 3 to 5 years.
Expenditatures for property additions and betterments
 are capitialized at cost. Maintenance and repairs are charged to expense when incurred.

NOTE 3. ACCOUNTS RECEIVALBE - RELATED PARTY
 The Company has related party accounts recievable consisting of the following at October 31, 1999:

	E-Vegas.COM, Inc		30,000
	Siglio XXI		13,000
	Ansbacher	                       100,000
	Allied Telecom	                  220,066

Total                               358,066






NOTE 4. SHAREHOLDER LOAN
	The Company has a note payable to a shareholder in the amount of $40,500 at October 31, 1999. The amount is non-interest bearing and due on demand.

Note 5. COMMON STOCK
	On October 15, 1999 the Company issued 10,000,000 shares of common stock to E-Vegas, Inc., pursuant to a purchase agreement entered into October 2, 1999.

On October 17, 1999 the Company sold 1,000,000 shares of common stock for $150,000 in cash.

NOTE 8. GOING CONCERN
	The Companys financial statements are prepared using generally accepted accounting principles to a going concern which contemplates the realization of assets
 and liquidation of liabilities in the normal course of business. The Company had not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management believes that the company will soon be able to generate revenues sufficient to cover its operating costs. Currently management is committed to covering all operating and other costs until sufficient revenues are generated.


DIMENSION HOUSE, INC.
(FORMERLY BALCOR INTERNATIONAL)
(FORMERLY ENERGY REALTY CORP.)
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
	December 31, 1998
	December 31, 1997
	December 31, 1996
TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

ASSETS .....

LIABILITIES AND STOCKHOLDERS' EQUITY

	STATEMENT OF OPERATIONS

STATEMENT OF STOCKHOLDERS' EQUITY ...

STATEMENT OF CASH FLOWS .............

NOTES TO FINANCIAL STATEMENTS .......

BARRY L. FRIEDMAN, RIC.
Certified Public Accountant
1582 TULITA DRIVE
LAS VEGAS, NEVADA 89123

Board of Directors
Dimension House, Inc.
Newport Beach, California

INDEPENDENT AUDITORS' REPORT

OFFICE (702) 361-8414 FAX NO. (702) 896-0278

October 14, 1999

I have audited the accompanying Balance
Sheets of Dimension House, Inc.,(Formerly Balcor International) ,(Formerly Energy Realty Corp.),(A Development Stage Company),
 as of December 31, 1998, December 31, 1997, and December
 31, 1996, and the related statements of operations, stockholders, equity and cash flows for the three years ended December 31,
 1998, December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dimension House, Inc., (Formerly Balcor International), (Formerly Energy
Realty Corp.), (A Development Stage Company), as of December
31, 1998, December 31, 1997, and December 31, 1996, and the
 results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31,
 1996, in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared a ssuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern.
Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Barry L . Friedman
Certified Public Accountant



DIMENSION HOUSE, INC.
(FORMERLY BALCOR INTERNATIONAL)
(FORMERLY ENERGY REALTY CORP.)
	(A Development Stage Company)

BALANCE SHEET

ASSETS

                 December31     December 31 December 31
                  1998            1997         1996

CURRENT ASSETS  	$		0            	$	0	         $	0
	TOTAL CURRENT
ASSETS           $		0            	$	0         	$	0
OTHER ASSETS	    $		0	            $	0	         $	0
	TOTAL OTHER
ASSETS	          $		0	            $	0         	$	0
	TOTAL ASSETS	   $		0            	$	0         	$	0

The		accompanying notes are an integral part of these financial		statements

	DIMENSION HOUSE, INC.
(FORMERLY BALCOR INTERNATIONAL)
(FORMERLY ENERGY REALTY CORP.)
	(A Development Stage Company)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

                       December        December      December
                      31, 1998         31, 1997       31, 1996

CURRENT LIABILITIES
		Officers Advances
 (Note #6)          		$	1,450            $	0             $	0
	TOTAL CURRENT
 LIABILITIES	         $	1,450            $	0             $	0
STOCKHOLDERS' EQUITY (Note #1)
		Common stock, no par value,
		authorized 2,500 shares
		issued and outstanding at
		December 31, 1996-2,500 shares	                    			$	1,000
		December 31, 1997-2,500 shares		  	$ 	1,000

Common stock,par value,$.0001
 authorized 100,000,000
 shares issued and outstanding at
December 31,
1998-1,250,000 shs       $ 		125

Additional paid in
 Capital	                    875         	0                   	0
Accumulated loss          	-2,450      	-1,000           	-1,000

TOTAL STOCKHOLDERS'
 EQUITY                 	$ -1,450       $ 	0                  $	0
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	      $		0          $	0                  $ 	0

The		accompanying notes are an integral part of these finan
cial		statements

DIMEMSION HOUSE, INC.
 (FORMERLY BALCOR INTERNATIONAL)
 (FORMERLY ENERGY REALTY CORP.)
(A Development Stage Company)

STATEMENT OF OPERATIONS

                       	Year	       Year     	Year   		May 4, 1987
	                       Ended      	Ended    	Ended  		(inception)
                     		Dec. 31,    Dec. 31  , Dec. 31,		to Dec. 31,
                        1998      		1997      	1996       	1998

INCOME
	Revenue	              $	0          $	0        $	0         $	0
EXPENSES
	General, Selling
	and Administrative		$	1,450        $	0        $	0         $	2,450
		Total Expenses		   $	1,450        $	0        $	0         $	2,450
Net Profit/Loss(-)		$	-1,450        $	0        $	0        $	-2,450
Net Profit/Loss(-)
per weighted
share (Note #1)    	$	-.0012       $	.0000     $	.0000    $ 	-.0020

Weighted average
number of common
shares outstanding		1,250,000	    1,250,000  	1,250,000     1,250,000


The		accompanying notes are an integral part of these finan
cial		statements

DIMENSION HOUSE, INC.
 (FORMERLY BALCOR INTERNATIONAL)
 (FORMERLY ENERGY REALTY CORP.)
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY-

                                 Additional	    	Accumu-
                  Common Stock			paid-in	        lated
               Shares				Amount 	capital        	Deficit

Balance,
December
31, 1995      	2,500    $ 1,000    	0            -1,000

Net loss
year ended
December
	31,1996        -          -        -              			0

Balance,
December
31, 1996     	2,500      $ 1,000   $	0           $	-1,000

Net loss
year ended
December
31, 1997	      -            -        -               		0


Balance,
December
31, 1997	  2,500         $ 1,000   $	0          $ 		-1,000


September 2, 1998
 changed from
no par value
to $.0001   -            -1,000       1,000              -

September 2, 1998
forward stock split
500:1	     1,247,500	    	+125       	-125              -


Net loss year ended
December 31, 1998
                                                     -1,450
Balance,
December
 31, 1998		1,250,000      $	125      $	875         	$ -2,450

The	accompanying notes are an integral part of these financial
		statements

DIMENSION HOUSE, INC. (FORMERLY BALCOR INTERNATIONAL)
(FORMERLY ENERGY REALTY CORP.)
(A Development Stage Company)

STATEMENT OF CASH FLOWS

                        	Year			Year    	Year    May 4, 4987
	                       Ended			Ended   	Ended   Inception
                     		Dec. 31, Dec. 31, Dec. 31,to Dec 31,
                        1998 			1997	     1996     1998

Cash Flows from
Operating Activities
Net Loss               -1,450    0          0        -2,450

Adjustment to reconcile
net loss to net cash
provided by operating
activities               0        0         0           0

Changes in
assets and liabilities

Officers Advances       1,450     0         0            1,450

net cash used in
operating activities	   	$	0     $	0       $	0        $ 	-1,000

Cash Flows from
investing activities      	0      	0        	 0             	0

Cash Flows from
Financing Activities
	Issuance of common
	stock for cash           	0      	0         	0           	+1,000

Net increase(decrease)
in cash	                $		0      $	0       $	0             $ 	0

Cash,
beginning of period       	0        	0       	0               	0

Cash,
end of period             	0      $		0       $	0             $ 	0

The		accompanying notes are an integral part of these finan
cial		statements

-6-
		DIMENSION HOUSE, INC.
(FORMERLY BALCOR.INTERNATIONAL)
(FORMERLY ENERGY REALTY CORP.)
	(A Development Stage Company)

NOTES TO FINANCIAL
STATEMENTS
December 31, 1998, December 31, 1997,
and December 31,1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 4, 1987, under
 the laws of the State of Nevada, as Energy
Realty Corp. On July 31, 1992, the Company's name changed to Balcor International. On
 December 18, 1998, the Company's name
to Dimension House, Inc. The company currently
 has no operations and, in accordance with SFAS #7, is considered a development stage company.

On May 5, 1987, the company issued 2,500 shares of its no par value common stock for $ 1,000.00 for cash.


On September 2, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 2,500
common shares of no par value stock to 25,000,000
 common shares of $.0001 Tar value.
I

On September 2, 1998, the Company forward split
 it's common stock 500:1, thus increasing the number of outstanding common shares from 2,500 shares to 1,250,000 shares.

On December 18, 1998, the State of Nevada a pproved the Company's restated Articles of
 Incorporation, which increased its capitalization from 25,000,000 common shares to 100,000,000 common shares. The par value remained unchanged at $.0001.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method
of accounting.
2. Earnings per share is computed using
the weighted average number of common shares outstanding.
3. The Company has not yet adopted a
ny policy regarding payment of dividends
 . No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

The Company's financial statements are
prepared using the generally accepted
accounting principles applicable to a
 going concern, which contemplates
the realization of assets and liquidation
 of liabilities in the normal course of
business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.
It is management's plan to seek additional capital through a merger with an existing operating company.
-7-
		DIMENSION HOUSE, INC.
(FORMERLY BALCOR INTERNATIONAL)
(FORMERLY ENERGY REALTY CORP.)
	(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS C
ONTINUED
December 31, 1998, December 31, 1997, and
December 31, 1996

NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.
 The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other
business opportunities. If a specific business
 opportunity becomes available, such persons may face a conflict in selecting between the
 Company and their other business interests.
 The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

NOTE 7 - SUBSEQUENT EVENT

Effective January 1, 1999, the Company forward split it's common stock 8:1, thus increasing t he number of outstanding common shares from 1,250,000 shares to 10,000,000 shares.



PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. 1- Articles of Incorporation, dated 1-26-1989, and Amendments to Articles of Incorporation
2-  Amendments

B. By-laws

C.	Purchase Agreement

D.	Subscription Agreement and Investment Letter

E. Financial Statements
1- December  31, 1996, 1997, & 1998
2- October 31, 1999



EX-1
SIGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							                 PRESIDENTS TELECOM, INC.
								               (Registrant)




Date:  _______________ 1999				By:____________________________________
                       							     Alexander Anderson, President


        						                	By:____________________________________
  						      	                    Robert Hogarth, Vice President


                              By:___________________________________
                                   Antal Markus, Secretary